82-913

J Sainsbury plc

03 DEC -2 AM 7:21

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

03037813

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 19 November 2003

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

SUPPL

Dear Sir

Interim Announcement 2003/2004

New Group Chief Executive Appointed

Sainsbury's Sells J Sainsbury Developments

Please find enclosed a copy of the above three announcements made to the London Stock Exchange on 19 November 2003.

Yours sincerely

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

Enc

dw 12/4

19 November 2003

J Sainsbury plc - New Group Chief Executive Appointed and Interim Results for 28 weeks ended 11 October 2003

- Justin King appointed as new Group Chief Executive from 29 March 2004

Group Results

- Sales up 1.0 per cent to £9,840m (2002: £9,744m).* At constant currencies up 2.1 per cent
- Underlying profit before tax up 7 per cent to £366m (2002: £342m)**
- Sixth half year of continuous profit growth
- Interim dividend up 2.5 per cent to 4.33 pence per share (2002: 4.22 pence)
- Capex peaked and now reducing. Expect to be cash-flow positive by 2005/06

Sainsbury's Supermarkets (UK)

- Total sales up 1.8 per cent to £8,192m (2002: £8,048m)* and like-for-like sales growth of 0.1 per cent‡
- Underlying operating profit up 9.4 per cent to £313m (2002: £286m)†
- Successful launch of general merchandise ranges
- Third year of Business Transformation Programme delivering major operational change
- Improved levels of customer service
- Delivered £110m of cost savings. Confident of achieving cumulative savings of £710m by March 2004 and £960m by March 2005
- Sainsbury to You sales increased by 35 per cent.* Losses substantially reduced to £10m in first half (2002: £19m). Expect to break even by March 2004
- Underlying operating margins increased from 3.6 per cent to 3.8 per cent (including Sainsburys to You)*†

Shaw's Supermarkets (US)

- Total sales up 2.7 per cent to $2,473m (2002: $2,409m)*
- Strong profit performance and underlying operating margins up from 4.6 per cent to 4.9 per cent*†
- Underlying operating profit up 9.1 per cent to $120m (2002: $110m)†
- Significant store development activity. Expect 12 per cent increase in selling space in 2003/04

Sainsbury's Bank

- Net Income up 39 per cent
- Excellent growth potential

Sir George Bull, Non-Executive Chairman, said: "I am delighted to announce the appointment of Justin King as the new Group Chief Executive from 29 March 2004. His appointment follows a thorough search and the Non-Executive Directors were unanimous in selecting Justin as the ideal candidate. His talent and food retailing experience give him a very sound base from which to drive this business forward."

---

* Including VAT (UK- £568 million) and sales tax (US - £12 million)
** Before exceptional items of £36 million and amortisation of goodwill of £7 million
‡ Easter adjusted, including petrol
† Before exceptional Business Transformation operating costs of £29 million and Safeway bid costs of £8 million in Sainsbury's Supermarkets and amortisation of goodwill of £7 million in Shaws Supermarkets

---

Sir Peter Davis, Group Chief Executive, said: "We are reporting Group underlying profit before tax** up 7 per cent to £366 million and an increase of 2.5 per cent in the interim dividend to 4.33 pence per share. This has been achieved during the peak third year of our ambitious transformation programme for Sainsbury's Supermarkets, a period of immense change, when we will have completed the majority of our systems changes, substantially modernised our supply chain and upgraded 80 per cent of our store portfolio. We have also relaunched general merchandise, the largest product launch in our history, and we are reducing our cost base in line with our target of £710 million by March 2004.

"During this year our priority has been on improving our operational capability so that we are in a position to leverage benefits in 2004/05. Implementing any one element of our transformation programme would have

Group underlying profit before tax, exceptional items and amortisation of goodwill, increased by 7.0 per cent to £366 million (2002: £342 million). Profit before tax in the first half was £323 million (2002: £320 million) as a result of exceptional operating costs being higher than in the first half of last year, but exceptional operating costs are expected to be the same as 2003 for the full year.

	Sales† 2003		Operating profit 2003	
	£m	%	£m	%
Sainsbury's Supermarkets	8,192	1.8	313	9.4
Shaw's Supermarkets	1,528	(4.1)	74	1.4
Sainsbury's Bank	107	20.2	8	(11.1)
JS Developments	13	-	6	100.0
Sales/Underlying operating profit*	9,840	1.0	401	8.1
Exceptional operating costs			(37)	
Amortisation of goodwill			(7)	
Sales/Total operating profit	9,840	1.0	357	0.8

† Including VAT at Sainsbury's Supermarkets of £568 million and sales tax at Shaw's Supermarkets of £12 million.
* Underlying operating profit is before exceptional operating costs of £29 million in Sainsbury's Supermarkets (2002: £10 million) and £8 million Safeway plc bid costs and amortisation of goodwill of £7 million (2002: £7 million) in Shaw's Supermarkets.
‡ All like-for-like sales are Easter adjusted.

Sainsbury's Supermarkets' total sales† grew by 1.8 per cent to £8,192 million (2002: £8,048 million). Like-for-like sales growth‡ (including petrol) was 0.1 per cent (2002: 2.5 per cent). Sales growth for the first half was impacted by an unprecedented level of change affecting the in-store delivery of our customer offer. In particular, the trading and merchandising systems were completely replaced, three new fully automated depots were building operational capacity and we launched the new non-food ranges.

Cost savings programmes have again contributed significantly to the growth in underlying operating profit* and underlying operating margin.†* Cost savings amounted to £110 million in the first half, just over half relating to structural buying efficiencies and the balance relating to labour and other operating cost efficiencies resulting from modernising processes and systems. Sainsbury's Supermarkets is on track to deliver £250 million of cost savings for the year and cumulative savings of £710 million from the start of the Business Transformation Programme to March 2004

Offsetting the cost savings delivery in the first half has been additional operating costs in implementing the change programme. These include additional labour, training, property and supply chain dual running costs. Dual running costs in the supply chain increased operating costs by £13 million during the first half and are expected to be £25 million for the full year. National insurance and insurance costs increased by £13 million in the first half.

Sainsbury's to You sales† have increased by 34.5 per cent in the half year and losses have reduced significantly to £10 million (2002: £19 million). Sainsbury's to You is targeted to achieve break-even before the year-end.

Sainsbury's Supermarkets' underlying operating profit,* for the first half was £313 million (2002: £286 million), an increase of 9.4 per cent over the previous year. The underlying operating margin†* increased from 3.6 per cent to 3.8 per cent (including Sainsbury's to You).

Shaw's Supermarkets delivered a strong trading performance during the first half, in what remains a challenging trading environment. Sales† grew by 2.7 per cent to $2,473 million (2002: $2,409 million). Like-for-like sales growth‡ for the first half was 0.6 per cent (2002: 1.3 per cent) and Shaw's maintained its strong No. 2 position in the New England market.

Underlying operating profit* increased by 9.1 per cent to $120 million (2002: $110 million) as a result of strict cost control and good performances by the ex-Grand Union and Connecticut stores. Underlying operating margin†* increased from 4.6 per cent to 4.9 per cent.

Occupancy costs of the ex-Ames stores prior to opening amounted to $7 million in the first half. Excluding these costs, underlying operating profit* would have increased by 15.5 per cent and the underlying operating margin†* would have increased to 5.1 per cent.

An adverse dollar to sterling currency movement depressed Shaw's reported earnings when translated into sterling, with underlying operating profit* increasing by 1.4 per cent to £74 million (2002: £73 million).

Sainsbury's Bank achieved net income growth of 39.2 per cent in the first half, but operating profit was, as expected, £1 million lower than last year at £8 million (2002: £9 million), due to further revenue investment in growing the long-term customer base of the business. Since the growth strategy started customer accounts have increased by 37 per cent to 1.7 million and personal loan balances are up 78 per cent to nearly £1 billion. Profit for the full year is expected to be ahead of last year.

JS Developments' operating profit in the first half was £6 million (2002: £3 million), with two sites being sold during the period. The main focus, during this period, has been on the sale of this business.

Net interest payable increased to £35 million (2002: £30 million), as a result of higher net debt, partially offset by a US dollar exchange rate benefit and lower short-term interest rates. Interest capitalised in the first half amounted to £9 million (2002: £12 million).

Exceptional operating costs were £37 million (2002: £10 million). These relate to re-organisation and closure costs arising from the Business Transformation Programme in Sainsbury's Supermarkets of £29 million (2002: £10 million) and £8 million for Safeway plc bid costs. The Board estimates the full year exceptional operating costs arising from the UK Business Transformation Programme will be £55 million, the same level as last year.

The Group tax charge was £114 million (2002: £111 million). The underlying effective tax rate, before exceptional items and amortisation of goodwill, in the first half was 32.5 per cent (2002: 33.0 per cent), the same level as in the 2003 full year.

Underlying earnings per share, before exceptional items and amortisation of goodwill, was 12.8 pence (2002: 11.8 pence), an increase of 8.5 per cent on the previous year. Basic earnings per share was 10.8 pence (2002: 10.8 pence) as a result of exceptional operating costs being higher than in the first half last year.

The Board has declared an **interim dividend** of 4.33 pence per share which represents an increase of 2.5 per cent over the previous year. The interim dividend will be paid on 9 January 2004 to shareholders on the Register of Members at the close of business on 28 November 2003.

Group capital expenditure in the first half was reduced by £245 million to £350 million (2002: £595 million). Sainsbury's Supermarkets' capital expenditure was down by £300 million to £212 million, with substantial reductions in all categories. Nine extensions and two refurbishments were completed during the first half, a reduction of 26 refurbishments against the same period last year. Capital expenditure relating to the supply chain has also reduced significantly with three of the four new depots now operational and the fourth came on stream during October 2003.

Shaw's capital expenditure increased by £52 million to £133 million (2002: £81 million), partly due to expenditure on the newly acquired ex-Ames stores of £10 million and a substantial development programme for this year. Shaw's opened six new and five replacement stores in the first half and extended a further six stores. Selling space is forecast to increase by 12 per cent for the full year.

Group capital expenditure is forecast to be £1.0 billion for the year, with Sainsbury's Supermarkets' expenditure decreasing by £300 million to below £700 million.

Sainsbury's Supermarkets **return on capital employed** increased by 0.2 per cent to 10.9 per cent (2002: 10.7 per cent), whilst Group return on capital employed was maintained at 11.5 per cent (2002: 11.5 per cent).

Underlying EBITDA before exceptional operating costs increased by 5.9 per cent to £610 million (2002: £576 million). Net debt at the half-year increased by £0.3 billion to £1.7 billion (29 March 2003: £1.4 billion) with gearing increasing to 33 per cent (29 March 2003: 28 per cent).

For enquiries:

Investor Relations:
Roger Matthews
Lynda Ashton +44 (0) 20 7695 7162

Media:
Jan Shawe
Pip Wood +44 (0) 20 7695 6127

The preliminary results presentation will begin at 09.45am GMT in our Auditorium at 33 Holborn, London, EC1N 2HT. Breakfast will be available from 09.15am.

If you would like to attend please telephone/fax 020 7695 6431 or email rosemarie.fallah@sainsburys.co.uk. Strict security operates throughout the building and all external guests must be notified to us in advance.

If you are unable to attend in person, please phone our live-teleconference facilities at 09.35 by dialling +44 (0) 207 784 1004. You will be asked to give your name and company. You will then be placed on hold and music will be heard. To view the slide show go to the Direct Access Link: http://www.placeware.com/cc/premconfeurope/P?id=f589027&pw=824436. Shortly before the presentation begins you will hear an announcement and list of the speakers present.

To listen to the presentation for up to 7 days after the event dial +44 (0) 207 784 1024, using the pin number 589027

To view the slides and the web cast of the presentation go to www.j-sainsbury.co.uk from 9.30am GMT onwards and the event will be available to view via the delayed web cast from 3.30pm BST on the day.

Group profit and loss account

	Note	28 weeks to 11 October 2003 (unaudited) £m	28 weeks to 12 October 2002 (unaudited) £m
Turnover including VAT and sales tax†	2	**9,840**	9,744
VAT and sales tax		**(580)**	(560)
Turnover excluding VAT and sales tax		**9,260**	9,184
Operating profit before exceptional costs and amortisation of goodwill		**401**	371
Exceptional operating costs	3	**(37)**	(10)
Amortisation of goodwill		**(7)**	(7)
Operating profit		**357**	354
Share of operating profit in joint ventures		**-**	1
Profit/(loss) on sale of properties	3	**1**	(5)
Profit on ordinary activities before interest		**358**	350
Net interest payable and similar items		**(35)**	(30)
Underlying profit on ordinary activities before tax*		**366**	342
Exceptional items		**(36)**	(15)
Amortisation of goodwill		**(7)**	(7)
Profit on ordinary activities before tax		**323**	320
Tax on profit on ordinary activities	4	**(114)**	(111)
Profit on ordinary activities after tax		**209**	209
Equity minority interest		**(3)**	(3)
Profit for the financial period		**206**	206
Equity dividends		**(83)**	(81)
Retained profit for the financial period		**123**	125
Basic earnings per share	5	**10.8p**	10.8p
Underlying earnings per share*	5	**12.8p**	11.8p
Diluted earnings per share	5	**10.8p**	10.7p
Underlying diluted earnings per share*	5	**12.7p**	11.7p
Dividend per share		**4.33p**	4.22p

† Including VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.

* Before exceptional items and amortisation of goodwill.

Group statement of total recognised gains and losses

	28 weeks to 11 October 2003 (unaudited) £m	28 weeks to 12 October 2002 (unaudited) £m
Profit for the financial period	**206**	206
Currency translation differences on foreign currency net investments	**(4)**	(5)
Total recognised gains since last annual report	**202**	201

There is no material difference between the above profit for the financial period and the historical cost equivalent.

Reconciliation of movements in equity shareholders' funds

	28 weeks to 11 October 2003 (unaudited) £m	28 weeks to 12 October 2002 (unaudited) £m
Profit for the financial period	**206**	206
Equity dividends	**(83)**	(81)
	123	125
Currency translation differences	**(4)**	(5)
Proceeds from ordinary shares issued for cash	**4**	3
Net movement in equity shareholders' funds	**123**	123
Opening equity shareholders' funds	**5,003**	4,848
Closing equity shareholders' funds	**5,126**	4,971

Group balance sheet

	Note	11 October 2003 (unaudited) £m	12 October 2002 (unaudited) £m	29 March 2003 (audited) £m
Fixed assets				
Intangible assets		**206**	235	226
Tangible assets		**7,559**	7,159	7,540
Investments		**110**	121	112
		7,875	7,515	7,878
Current assets				
Stock		**898**	872	800
Debtors		**246**	310	297
Sainsbury's Bank's current assets	6	**2,410**	2,279	2,397
Investments		**26**	15	20
Cash at bank and in hand		**352**	509	639
		3,932	3,985	4,153
Creditors: amounts falling due within one year				
Sainsbury's Bank's current liabilities	6	**(2,236)**	(2,139)	(2,237)
Other		**(2,248)**	(2,247)	(2,537)
		(4,484)	(4,386)	(4,774)
Net current liabilities		**(552)**	(401)	(621)
Total assets less current liabilities		**7,323**	7,114	7,257
Creditors: amounts falling due after more than one year		**(1,870)**	(1,874)	(1,885)
Provisions for liabilities and charges		**(255)**	(205)	(300)
Total net assets		**5,198**	5,035	5,072
Capital and reserves				
Called up share capital		**485**	484	484
Share premium account		**1,427**	1,424	1,424
Revaluation reserve		**22**	39	22
Profit and loss account		**3,192**	3,024	3,073
Equity shareholders' funds		**5,126**	4,971	5,003
Equity minority interest		**72**	64	69
Total capital employed		**5,198**	5,035	5,072

Group cash flow statement

	Note	28 weeks to 11 October 2003 (unaudited) £m	28 weeks to 12 October 2002 (unaudited) £m
Net cash inflow from operating activities	7	**444**	445
Dividend received from joint venture		**1**	8
Returns on investments and servicing of finance			
Interest received		**16**	44
Interest paid		**(59)**	(72)
Interest element of finance lease payments		**(20)**	(16)
Net cash outflow from returns on investments and servicing of finance		**(63)**	(44)
Taxation		**(100)**	(90)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(439)**	(580)
Sale of tangible fixed assets		**77**	76
Purchase of intangible fixed assets		**-**	(2)
Net cash outflow from capital expenditure and financial investment		**(362)**	(506)
Acquisitions and disposals			
Repayment of loans to joint ventures		**-**	3
(Payments)/receipts relating to disposal of fixed asset investments		**(23)**	75
Net cash (outflow)/inflow from disposals		**(23)**	78
Equity dividends paid to shareholders		**(217)**	(207)
Net cash outflow before use of liquid resources and financing		**(320)**	(316)
Financing			
Issue of ordinary share capital		**4**	3
Increase/(decrease) in short-term borrowings		**87**	(236)
(Decrease)/increase in long-term borrowings		**(1)**	550
Increase in finance leases		**-**	151
Capital element of finance lease payments		**(35)**	(4)
Net cash inflow from financing		**55**	464
(Decrease)/increase in net cash in the period		**(265)**	148

Reconciliation of net cash flow to movement in net debt

	Note	28 weeks to 11 October 2003 (unaudited) £m	28 weeks to 12 October 2002 (unaudited) £m
(Decrease)/increase in net cash in the period		**(265)**	148
Increase in debt and lease financing		**(86)**	(314)
Movement in finance leases		**(9)**	(154)
Exchange adjustments		**53**	82
Movement in net debt in the period	8	**(307)**	(238)
Net debt at the beginning of the period	8	**(1,404)**	(1,156)
Net debt at the end of the period	8	**(1,711)**	(1,394)

Notes to the results

1. Accounting policies

The financial information has been prepared using the accounting policies set out in the Annual Report and Financial Statements 2003.

2. Group turnover and operating profit

Set out below are the Group turnover and operating profit.

	28 weeks to 11 October 2003 (unaudited) £m	28 weeks to 12 October 2002 (unaudited) £m	Change %
Turnover including VAT and sales tax			
Food retailing and financial services - UK	8,299	8,137	2.0
Property development - UK	13	13	-
Food retailing - US	1,528	1,594	(4.1)
Total	9,840	9,744	1.0
Turnover excluding VAT and sales tax			
Food retailing and financial services - UK	7,731	7,589	1.9
Property development - UK	13	13	-
Food retailing - US	1,516	1,582	(4.2)
Total	9,260	9,184	0.8
Operating profit			
Food retailing and financial services - UK	321	295	8.8
Property development - UK	6	3	100.0
Food retailing - US	74	73	1.4
Operating profit before exceptional costs and amortisation of goodwill	401	371	8.1
Exceptional operating costs - Food retailing - UK	(37)	(10)	
Food retailing - US	-	-	
Amortisation of goodwill - Food retailing - US	(7)	(7)	
Total	357	354	0.8

2. Group turnover and operating profit (continued)

US sales and operating profit have been translated at an average exchange rate for the period of £1 = $1.6191 (2002: £1 = $1.5113).

	28 weeks to 11 October 2003 (unaudited) $m	28 weeks to 12 October 2002 (unaudited) $m	Change %
Shaw's sales and operating profit			
Sales (including sales tax)	**2,473**	2,409	2.7
Operating profit	**120**	110	9.1

3. Exceptional items

3.1 Exceptional operating costs

	28 weeks to 11 October 2003 (unaudited) £m	28 weeks to 12 October 2002 (unaudited) £m
Sainsbury's Supermarkets	**29**	10
Safeway bid costs	**8**	-
Exceptional operating costs	**37**	10

The costs in Sainsbury's Supermarkets relate to the Business Transformation Programme which involves upgrading its IT systems, supply chain and store portfolio.

3.2 Exceptional non-operating items

Profit/(loss) on sale of properties were as follows:

	28 weeks to 11 October 2003 (unaudited) £m	28 weeks to 12 October 2002 (unaudited) £m
Sainsbury's Supermarkets	**1**	(2)
Shaw's Supermarkets	**-**	(3)
	1	(5)

4. Taxation

The tax charge in the profit and loss account comprises:

	28 weeks to 11 October 2003 (unaudited) £m	28 weeks to 12 October 2002 (unaudited) £m
Current tax	**112**	107
Deferred tax	**7**	6
Tax relief on exceptional items	**(5)**	(2)
	114	111

The above tax charge exceeds the charge based on the statutory rate of UK corporation tax principally due to the higher rate of tax incurred on US profits and the lack of effective tax relief on depreciation of UK retail properties.

5. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held by the Employee Share Ownership Trusts which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period to 11 October 2003.

	28 weeks to 11 October 2003 (unaudited) million	28 weeks to 12 October 2002 (unaudited) million
Weighted average number of shares in issue	**1,912.7**	1,911.7
Weighted average number of dilutive share options	**1.6**	13.0
Total number of shares for calculating diluted earnings per share	**1,914.3**	1,924.7

The alternative measure of earnings per share is provided because it reflects the Group's underlying trading performance by excluding the effect of exceptional items and amortisation of goodwill.

	28 weeks to 11 October 2003 (unaudited)		28 weeks to 12 October 2002 (unaudited)	
	Earnings £m	**Per share amount pence**	Earnings £m	Per share amount pence
Basic earnings	**206**	**10.8**	206	10.8
Exceptional items net of tax:				
Operating profit	**32**	**1.7**	8	0.4
(Profit)/loss on sale of properties	**(1)**	**(0.1)**	5	0.2
Amortisation of goodwill	**7**	**0.4**	7	0.4
Underlying earnings before exceptional items and amortisation of goodwill	**244**	**12.8**	226	11.8
Diluted earnings	**206**	**10.8**	206	10.7
Underlying diluted earnings before exceptional items and amortisation of goodwill	**244**	**12.7**	226	11.7

6. Current assets and creditors of Sainsbury's Bank

	11 October 2003 (unaudited) £m	12 October 2002 (unaudited) £m	29 March 2003 (audited) £m
Current assets			
Cash	**47**	31	40
Treasury bills and other eligible bills	**70**	74	70
Loans and advances to banks	**109**	482	298
Loans and advances to customers*	**1,777**	1,153	1,528
Debt securities	**374**	522	448
Prepayments and accrued income	**33**	17	13
	2,410	2,279	2,397
Creditors: amounts falling due within one year			
Loan from minority shareholder	**20**	-	11
Deposits by banks	**5**	-	12
Customer accounts	**2,132**	2,063	2,166
Accruals and deferred income	**79**	76	48
	2,236	2,139	2,237

*Loans and advances to customers include £996 million (12 October 2002: £484 million; 29 March 2003: £867 million) of loans and advances repayable in more than one year.

In addition to the above assets, Sainsbury's Bank had fixed assets of £16 million at 11 October 2003 (12 October 2002: £8 million; 29 March 2003: £12 million) included in tangible fixed assets and inter company liabilities of £31 million (12 October 2002: £4 million; 29 March 2003: £18 million) included in creditors due within one year.

7. Reconciliation of operating profit to net cash inflow from operating activities

	28 weeks to 11 October 2003 (unaudited) £m	28 weeks to 12 October 2002 (unaudited) £m
Group operating profit	**357**	354
Depreciation	**214**	205
Amortisation of intangible assets	**8**	9
Loss on sale of equipment, fixtures and vehicles	**10**	5
Increase in stocks	**(107)**	(139)
Decrease in debtors	**34**	1
(Decrease)/increase in creditors and provisions	**(58)**	17
Increase in Sainsbury's Bank current assets	**(13)**	(86)
(Decrease)/increase in Sainsbury's Bank creditors	**(1)**	79
Net cash inflow from operating activities	**444**	445

8. Analysis of net debt

	At 29 March 2003 (audited) £m	Cash flow £m	Other non-cash movements £m	Exchange movements £m	**At 11 October 2003 (unaudited) £m**
Current asset investments	20	6	-	-	**26**
Cash at bank and in hand	639	(280)	-	(7)	**352**
Bank overdrafts	(14)	9	-	-	**(5)**
	645	(265)	-	(7)	**373**
Due within one year:					
Borrowings	(162)	(87)	-	48	**(201)**
Finance leases	(37)	35	(39)	-	**(41)**
Due after one year:					
Borrowings	(1,564)	1	-	2	**(1,561)**
Finance leases	(286)	-	(5)	10	**(281)**
	(2,049)	(51)	(44)	60	**(2,084)**
Total net debt	(1,404)	(316)	(44)	53	**(1,711)**

9. Financial Information

The Interim Results are unaudited but have been reviewed by the Auditors. The financial information presented herein does not amount to full accounts within the meaning of Section 240 of the Companies Act 1985 (as amended). The figures for the 52 weeks to 29 March 2003 have been extracted from the Annual Report and Financial Statements 2003 which have been filed with the Registrar of Companies. The audit report on the Annual Report and Financial Statements 2003 was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

The Company's results will be published in the Interim Statement which will be posted to shareholders on 20 November 2003. Copies will also be available from J Sainsbury plc, 33 Holborn, London EC1N 2HT and at its paying agents Citibank, N.A., 336 Strand, London WC2R 1HB and Chase Manhattan Bank, Trinity Tower, 9 Thomas More Street, London E1 9YT.

Review report by the Auditors to the Board of Directors of J Sainsbury plc

Independent review report to J Sainsbury plc

Introduction

We have been instructed by the Company to review the financial information which comprises a Group profit and loss account, Group statement of total recognised gains and losses, Group balance sheet, Group cash flow statement, comparative figures and associated notes. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listings Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 28 weeks ended 11 October 2003.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
1 Embankment Place
London
WC2N 6RH
18 November 2003

Notes:

(a) The maintenance and integrity of the J Sainsbury plc web site is the responsibility of the Directors; the work carried out by the Auditors does not involve consideration of these matters and, accordingly, the Auditors accept no responsibility for any changes that may have occurred to the Interim Report since it was initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Sainsbury's appoints new Group Chief Executive

J Sainsbury plc has announced the appointment of Justin King (42) as group chief executive on 29 March 2004 succeeding Sir Peter Davis, who takes over as chairman on Sir George Bull's retirement at that time.

Peter Davis, Sainsbury's group chief executive, said, "Justin's early training with Mars and his food retailing experience with value oriented ASDA and quality focussed Marks and Spencer makes him the ideal candidate for Sainsbury's. Justin identifies with our trading strengths and, in an increasingly competitive market, has the talent and experience to drive our business forward on a greatly modernised and improved infrastructure."

Sir George Bull, Sainsbury's non-executive chairman led the selection process through the nomination committee. He said, "We instigated a thorough search nationally and internationally through Whitehead Mann, a leading executive search agency, and have considered a number of suitable candidates. In the final stage the non-executive directors were unanimous in selecting Justin King from a short-list of very well qualified and experienced candidates."

Justin King said "After 20 years in the grocery industry I know the special role Sainsbury's has for millions of customers. I'm delighted to be given the opportunity to lead the next stage of Sainsbury's development and look forward to the challenge."

The nomination committee will now identify a new non-executive deputy chairman by April 2004 available to succeed Peter Davis as chairman in July 2005.

For enquiries:

Investor Relations:
Roger Matthews
Lynda Ashton +44 (0) 20 7695 7162

Media:
Jan Shawe
Pip Wood +44 (0) 20 7695 6127

Notes

1. Justin King is currently a director of Marks and Spencer plc, executive director in charge of its food division and has responsibility for Kings Supermarkets in the US. He spent 7 years at ASDA, where he became managing director of hypermarkets, and has previous experience in sales and marketing with Haagen-Dazs, Pepsi Cola International and Mars. He has a degree in business administration from Bath University.

2. Mr King's base salary will be £675k and he will be enrolled in Sainsbury's annual bonus scheme and other approved executive share schemes. Arrangements have also been made to compensate him for his losses arising

from M&S' share and bonus schemes. This takes the form of restricted shares totalling £685k to be released in two tranches in July 2005 and 2006.

3. Sir George Bull led the search for the new group chief executive, working with five non-executive directors and Sir Peter Davis, who together make up the nomination committee.

4. In view of the requirements of Higgs and the Combined Code, the board consulted nearly 60% of the shareholder base, including family shareholders, on its plans. It proposed that Peter Davis should take on the role of chairman on 29 March 2004 for an interim period, with a new independent deputy chairman appointed at the same time, available to take over as chairman in July 2005. These arrangements were put to the Annual General Meeting this July and were backed by the overwhelming majority of shareholders.

SAINSBURY'S SELLS J SAINSBURY DEVELOPMENTS TO BLUE INVESTMENT FUND LP

J Sainsbury plc has exchanged contracts with Blue Investment Fund LP (Blue) for the sale of J Sainsbury Developments Limited (JSD), its specialist property trading and development arm, and associated assets held within Sainsbury's Supermarkets Ltd. Blue is a joint venture between Schroders Gresham Property Partners LP and Deutsche UK Property Venture Fund No. 2 Ltd. Catalyst Capital LLP will asset manage the portfolio.

These assets have been sold for a cash consideration of £168 million, and include 16 development properties focused on the retail sector, that have a book value of £167 million. Five of the JSD development sites, with a value of over £25 million, have been retained within the Sainsbury's group and will be developed out or sold separately. Some of the employees of JSD will transfer to the buyer. Completion of the transaction, which is subject to minimal conditionality, will occur on 27th November 2003.

Created by Sainsbury's over ten years ago, JSD has grown into a successful property trader-developer. The 16 projects are in various stages of development, ranging from out-of-town retail to in-town mixed-use developments, throughout the UK. These schemes are mostly unrelated to Sainsbury's store development programme.

Commenting on the sale, Desmond Taljaard, property director for Sainsbury's said: "Going forward we will concentrate our property development activities on core supermarket developments. JSD no longer fits strategically with the business as it has emphasised delivering schemes which primarily do not relate to our supermarkets."

"Sainsbury's will continue to carry out development of stores and related properties by using the skills of its in-house Asset Development team. This team focuses on adding value to the business by maximising opportunities to develop sites that enhance the Sainsbury's store by way of extension, redevelopment or re-formatting."

For enquiries:

Investor Relations:
Lynda Ashdon **+44 (0) 20 7695 7162**

Media
Tina Christou **+44 (0) 20 7695 7571**

Notes

1. Sainsbury's has 507 stores in the UK, with more currently in development.

2.In the year to March 2003, JSD made an operating profit of £19 million representing some 2.5% of group underlying operating profit of £752 million, (£15m in 2002 compared to £679m of group underlying operating profit).

3. For list of assets included within the sale: See overleaf ...

Assets within JSD Sale:

Property	Sector	Description
Lemon Quay, Truro	Town Centre Retail	Completed town centre development anchored by Marks & Spencer.
Park Street, Newbury	Mixed Use	Major town centre retail and residential opportunity.
Hayes, Lombardy Retail Park	Retail Warehousing	Existing income producing retail park with short term redevelopment potential.
Conigre Retail Park, Trowbridge (Ushers Brewery Site)	Mixed Use	Major town centre site for medium term open A1 retail park and residential development.
Union Street, Aberdeen	Town Centre Retail	Two prime retail units under construction with upper floor redevelopment potential.
Vastern Court Retail Park, Reading	Retail Warehousing	Open A1 retail park in town centre location, short-term redevelopment potential.
Blackhorse Way, Horsham	Mixed Use	Part pre-let town centre retail development currently under construction.
High Street, Shirley, Southampton	Town Centre Retail	Superstore and retail unit short term redevelopment scheme.
Ty Glas Retail Park, Llanishen, Cardiff	Retail Warehousing	Part open A1 retail park part let to Marks & Spencer currently commencing construction.
Bretton Shopping Centre, Peterborough	Retail Warehousing	Second phase of development of district retail park.
Maypole, Birmingham	Mixed Use	South Birmingham suburban location adjacent to new Superstore for medium-term retail development.
Alpha 1 & 2, Hams Hall, Birmingham	Industrial	Two adjacent sites, one mid-construction, on established distribution park.
Solent 2, Whiteley, Fareham	Office	Large cleared site in established location for short/medium term office development.
Edinburgh House, Kennington	Office	Newly refurbished self-contained office development with car-parking.
Meymott Street, Blackfriars	Office	Development site consisting of a vacant building and car park.
Coulsdon	Industrial	Well located 6 acre site next to Rail Station and next to proposed bypass with own approach road.